UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On August 30, 2019, Aspen Insurance Holdings Limited (“Aspen”) issued a press release announcing that it intends to redeem the entire outstanding $125,000,000 principal amount of 6.00% Senior Notes due 2020 (the "Notes") and that the Board of Directors has declared a dividend on Aspen's newly issued 5.625% Perpetual Non-Cumulative Preference Shares (the "2019 Preference Shares").

Redemption of 6.00% Senior Notes Due 2020

Redemption of the Notes is expected to take place on September 30, 2019 (the “Redemption Date”). The redemption will be conducted pursuant to the optional redemption terms of the Second Supplemental Indenture, dated as of December 10, 2010 (the “Second Supplemental Indenture”), to the Indenture entered into with Deutsche Bank Trust Company Americas, as trustee, dated as of August 16, 2004 (the “Original Indenture” and, together with the Second Supplemental Indenture, the “Indenture”) governing the Notes. The redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the Notes being redeemed, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus, in either case, any accrued and unpaid interest to, but excluding, the Redemption Date. Unless otherwise specified herein, capitalized terms have the meanings ascribed to such terms in the Indenture.

Declaration of Dividend on Aspen's 2019 Preference Shares

The 2019 Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a 2019 Preference Share. The dividend of $191.40 per 2019 Preference Share, equivalent to $0.1914 per Depositary Share, is payable on October 1, 2019 to the holders of record as of the close of business on September 15, 2019.
The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

EXHIBIT INDEX
Exhibit
99.1        Press Release dated August 30, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 30, 2019	By:	/s/ Scott Kirk
	Name:	Scott Kirk
	Title:	Chief Financial Officer